SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December 2010

FRESENIUS MEDICAL CARE AG & Co. KGaA
(Translation of registrant’s name into English)

Else-Kröner Strasse 1
61346 Bad Homburg
Germany
(Address of principal executive offices)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

    Form 20-F ☒                                                                Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes ☐                                                                            No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

   On December 1, 2010 Fresenius Medical Care AG & Co. KGaA issued an Investor News announcing the formation of a new renal pharmaceutical company (Vifor-Fresenius Medical Care Renal Pharma Ltd.).

EXHIBITS

Exhibit 99.1	Investor News Release issued December 1, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DATE: December 1, 2010

Fresenius Medical Care AG & Co. KGaA, a partnership limited by shares, represented by:

fresenius medical care management ag, its general partner

By:	/s/ Dr. Ben J. Lipps
	Name:	Dr. Ben J. Lipps
	Title:	Chief Executive Officer and Chairman of the Management Board of the General Partner

By:	/s/ Michael Brosnan
	Name:	Michael Brosnan
	Title:	Chief Financial Officer and Member of the Management Board of the General Partner